                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           Smart Modular Technologies
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    G82245104
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. G82245104


--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Invesco Ltd.

        AIM Funds Management Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (see Instructions) (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Invesco Ltd. - Bermuda

        AIM Funds Management Inc. - Canada
--------------------------------------------------------------------------------
               5. Sole Voting Power 7,706,947: Such shares are held by the following entities in the respective amounts listed:

                    AIM Funds Management Inc. - 7,706,947
  Number of    -----------------------------------------------------------------
   Shares      6.   Shared Voting Power
Beneficially
  Owned by          -0-
    Each       -----------------------------------------------------------------
  Reporting
   Person      7.   Sole Dispositive Power 7,706,947: Such shares are held by
    With:           the following entities in the respective amounts listed:

                    AIM Funds Management Inc. - 7,706,947
               -----------------------------------------------------------------
               8.   Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,706,947
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      N/A
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     12.69%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IA, HC. See Items 2 and 3 of this statement.
--------------------------------------------------------------------------------

SCHEDULE 13G

Item 1(a) Name of Issuer:

     SMART MODULAR TECHNOLOGIES

Item 1(b) Address of Issuer's Principal Executive Offices:

     4211 Starboard Dr
     Fremont CA 94538

Item 2(a) Name of Person Filing:

     Invesco Ltd.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by Invesco Ltd. ("INVESCO"), a Bermuda Company, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. INVESCO through such subsidiaries provides investment management services to institutional and individual investors worldwide.

     Executive officers and directors of Invesco or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. Invesco and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of Invesco's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by Invesco and any other subsidiary.

Item 2(b) Address of Principal Business Office:

     1360 Peachtree Street NE
     Atlanta, GA 30309
     United States

Item 2(c) Citizenship:

     See the response to Item 2(a) of this statement.

Item 2(d) Title of Class of Securities:

     Common Stock, $.01 par value per share

Item 2(e) CUSIP Number: G82245104

Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or
     (c), check whether the person filing is a:

     (e) [x] An investment adviser in accordance with section
240.13d-1(b)(1)(ii)(E)

     (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

     As noted in Item 2 above, Invesco is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. Invesco is a holding company.

Item 4 Ownership:

     Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5 Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company:

     Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8 Identification and Classification of Members of the Group:

     N/A

Item 9 Notice of Dissolution of a Group:

     N/A

Item 10 Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        01/09/2008
                                        Date

                                        Invesco Ltd.


                                        By: /s/ Lisa Brinkley
                                            ------------------------------------
                                            Lisa Brinkley
                                            Global Compliance Director

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the attached
Schedule 13G, and any and all amendments thereto, and expressly authorize INVESCO LTD., as the ultimate parent company of each of its undersigned subsidiaries, to file such Schedule 13G, and any and all amendments thereto, on behalf of each of them.

Dated: January 10, 2008                 Invesco Ltd.


                                        By: /s/ Lisa Brinkley
                                            ------------------------------------
                                        Name: Lisa Brinkley
                                        Title: Global Compliance Director


                                        AIM Advisors, Inc.


                                        By: /s/ Todd L. Spillane
                                            ------------------------------------
                                        Name: Todd L. Spillane
                                        Title: Chief Compliance Officer


                                        AIM Capital Management, Inc.


                                        By: /s/ Todd L. Spillane
                                            ------------------------------------
                                        Name: Todd L. Spillane
                                        Title: Chief Compliance Officer


                                        AIM Funds Management, Inc.


                                        By: /s/ Wayne Bolton
                                            ------------------------------------
                                        Name: Wayne Bolton
                                        Title: Vice President, Compliance &
                                               Chief Compliance Officer


                                        AIM Private Asset Management, Inc.


                                        By: /s/ Todd L. Spillane
                                            ------------------------------------
                                        Name: Todd L. Spillane
                                        Title: Chief Compliance Officer


                                        Invesco National Trust Company


                                        By: /s/ Kevin Lyman
                                            ------------------------------------
                                        Name: Kevin Lyman
                                        Title: Assistant General Counsel


                                        Atlantic Trust Company, N.A.


                                        By: /s/ Wayne Dewitt
                                            ------------------------------------
                                        Name: Wayne DeWitt
                                        Title: General Counsel


                                        Invesco Hong Kong Limited


                                        By: /s/ Asha Balachandra
                                            ------------------------------------
                                        Name: Asha Balachandra
                                        Title: Reg. Head of Legal AP

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                                        Invesco Asset Management Deutschland
                                        GmbH


                                        By: /s/ Stephanie Ehrenfried
                                            ------------------------------------
                                        Name: Stephanie Ehrenfried
                                        Title: Head of Legal CE


                                        Invesco Asset Management Limited


                                        By: /s/ Nick Styman
                                            ------------------------------------
                                        Name: Nick Styman
                                        Title: Director of European Compliance


                                        Invesco Asset Management S.A.


                                        By: /s/ Patrick Riviere
                                            ------------------------------------
                                        Name: Patrick Riviere
                                        Title: Chief Regional Officer


                                        Invesco Asset Management Osterreich GmbH


                                        By: /s/ Thomas Kraus
                                            ------------------------------------
                                        Name: Thomas Kraus
                                        Title: Head of Sales


                                        Invesco Global Asset Management (N.A.),
                                        Inc.


                                        By: /s/ Jeffrey Kupor
                                            ------------------------------------
                                        Name: Jeffrey Kupor
                                        Title: Head of Legal WW Institutional


                                        Invesco GT Management Company S.A.


                                        By: /s/ Nick Styman
                                            ------------------------------------
                                        Name: Nick Styman
                                        Title: Director of European Compliance


                                        Invesco Institutional (N.A.), Inc.


                                        By: /s/ Jeffrey Kupor
                                            ------------------------------------
                                        Name: Jeffrey Kupor
                                        Title: Head of Legal WW Institutional


                                        Invesco Management S.A.


                                        By: /s/ Alain Gerbaldi
                                            ------------------------------------
                                        Name: Alain Gerbaldi
                                        Title: Head of Performance Measurement &
                                               Risk Analysis


                                        Invesco Maximum Income Management S.A.


                                        By: /s/ Alain Gerbaldi
                                            ------------------------------------
                                        Name: Alain Gerbaldi
                                        Title: Head of Performance Measurement &
                                               Risk Analysis


                                        Invesco Private Capital, Inc.


                                        By: /s/ Jeffrey Kupor
                                            ------------------------------------
                                        Name: Jeffrey Kupor
                                        Title: Head of Legal WW Institutional

                                        Invesco Senior Secured Management, Inc.


                                        By: /s/ Jeffrey Kupor
                                            ------------------------------------
                                        Name: Jeffrey Kupor
                                        Title: Head of Legal WW Institutional


                                        Invesco Taiwan Limited


                                        By: /s/ Asha Balachandra
                                            ------------------------------------
                                        Name: Asha Balachandra
                                        Title: Reg. Head of Legal, AP


                                        Invesco Asset Management (Japan) Limited


                                        By: /s/ Asha Balachandra
                                            ------------------------------------
                                        Name: Asha Balachandra
                                        Title: Reg. Head of Legal, AP


                                        Invesco Asset Management Ireland Limited


                                        By: /s/ Alain Gerbaldi
                                            ------------------------------------
                                        Name: Alain Gerbaldi
                                        Title: Head of Performance Measurement &
                                               Risk Analysis


                                        Invesco Kapitalanlagegesellschaft GmbH


                                        By: /s/ Stephanie Ehrenfried
                                            ------------------------------------
                                        Name: Stephanie Ehrenfried
                                        Title: Head of Legal CE


                                        PowerShares Capital Management LLC


                                        By: /s/ Kevin Gustafson
                                            ------------------------------------
                                        Name: Kevin Gustafson
                                        Title: General Counsel, COO & CCO


                                        Stein Roe Investment Counsel, Inc.


                                        By: /s/ Greg Campbell
                                            ------------------------------------
                                        Name: Greg Campbell
                                        Title: General Counsel